Mail Stop 3-5
      January 21, 2005

Robert M. Lombardi
Chairman and President
Chefs International, Inc.
62 Broadway
Point Pleasant Beach, NJ  08742

Re:  	Chefs International, Inc.
Schedule 13E-3 filed December 23, 2004
File No. 005-20011
Schedule 14A filed December 23, 2004
File No. 001-08513

Dear Mr. Lombardi:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Cover page
1. As is required by the form of the Schedule 13E-3 cover page, please include items b-d, and a statement as to whether this is a final amendment reporting the results of the transaction.


General
2. Consideration should be given to the updating requirements of
Item
310(g) of Regulation S-B.
3. Please note that each filing person must individually comply with
the filing, dissemination and disclosure requirements of Schedule 13E-3. In this regard, please revise the disclosure in the proxy statement and Schedule 13E-3 to include all of the information required by Schedule 13E-3 and its instructions for every filing person. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair, procedurally and substantively, to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-
A and Question and Answer No. 5 of Exchange Act Release No. 34-
17719
(April 13, 1981).

Item 7. Purposes, Alternatives, Reasons and Effects
4. Discuss in detail each filing persons` purpose for engaging in the transaction, and the reasons for undertaking the transaction now. Consider Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure.
5. The information you incorporate by reference does not address whether any alternative means were considered to accomplish the purpose of the 13e-3 transaction. Please disclose whether alternative means were considered, and if applicable, indicate why they were found to be inferior to the proposed transaction. If other such options were not considered, please disclose that and explain why not.
6. Please discuss the effects of the Rule 13e-3 transaction on Continuing Stockholders` interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Also discuss the federal tax consequences of the Rule
13e-3 transaction on each filing party. See Item 1013(d) of Regulation M-A.

Item 16. Exhibits
7. Please tell us when you plan to formalize the bank loan agreements with Enterprise Bank, referenced on page 50 in the "sources of funding" section of your proxy statement and confirm to us that, when the financing is complete, you will file the relevant agreements as exhibits to your document as required by Item 1016(b) of Regulation
M-A. In addition, we note that the transaction is not conditioned on the bank financing. Expand your disclosure to explain how the transaction will be financed in absence of the loan.


Schedule 14A

General
8. Please revise your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "Special Factors" section at the beginning of the proxy statement immediately following the summary term sheet. See Rule 13e-
3(e)(1)(ii).

Notice of Special Meeting of Stockholders
9. Please clarify why you fixed the record date for a date after you originally filed this proxy, and how you determined the number of stockholders of record you had on a date in the future. Please update this information as necessary with the next amendment.

Proxy Statement, pages 1-3
10. Revise to include a more specific citation to where in the document shareholders can learn about revoking their proxy, such as on page 14 in response to the question "Can you change your vote..."and also disclose in the Q&A on page 14 the mailing address where shareholders may submit any written requests for revoking the proxy.

Summary Term Sheet, page 4
11. Please confirm that the summary term sheet will begin on the first or second page of the disclosure document provided to security holders, pursuant to Instruction 2 to Item 1001 of Regulation M-A. Revise as necessary.
12. Please ensure that the summary term sheet highlights all of the essential features of and the significance of the proposed reverse stock split. For example, the summary term sheet should

* describe the purposes and/or reasons for the merger;
* address the company`s substantive and procedural fairness determination as to the unaffiliated security.

For further guidance, see Section II.F.2.a of SEC Release No. 33-
7760.
13. Revise the introductory paragraph to reflect that the Summary Term Sheet highlights the material aspects of the transaction, not just "selected information."
14. Please refrain from placing cross-references in all-capital letters, and instead use bold-faced or italicized typeface to emphasize those references.
15. Please revise the summary term sheet to state the amount and percentage of shares already committed to approve the transaction.

Summary Information in Question and Answer Format, page 5
Since the Continuing Stockholders have sufficient votes to approve the merger, page 7

16. We note your statement that you are holding the meeting in order to promote a full discussion of the arguments for and against the going private transaction. Therefore, please provide a brief explanation as to how the meeting will serve that purpose.

What actions have been taken by the Special Committee?, page 9
17. You state that the recommendation of the Special Committee was partly based upon consultations with its professional advisors. Please revise to identify those advisors and the specific nature of the advisory services they provided to the Special Committee, including any analysis and/or recommendation they might have made to the Special Committee.

What rights do stockholders have to dissent from the Merger?, page
11
18. The length of this discussion is not appropriate for a summary section. Please revise to streamline the discussion to include only the material aspects of stockholders` rights of appraisal, and include a cross-reference to page 51 where you discuss these rights in more detail.
19. Please state whether any provisions have been made to grant unaffiliated shareholders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons. Refer to Item 4 of Schedule 13E-3 and Item 1004(e) of Regulation M-A.


What are the conditions to the Merger, page 13
20. Please revise to reflect that the list includes the material conditions to the merger, rather than the "certain of the most important" conditions to the merger.

Information About the Company, page 15
Stock Ownership, page 17
21. Here, or elsewhere as appropriate, provide the addresses of all filing persons. Refer to Item 1003(a) of Regulation M-A.

Information About Acquisition Co., page 18
22. Please disclose the entities related to the Lombardi Brothers and tell us what consideration you gave to including them as filing persons.

Cautionary Statement and Risks Concerning, page 18
23. Please delete the reference to Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933.
By its terms, the Private Securities Litigation Reform Act safe harbor does not apply to statements made in connection with going private transactions. Refer to Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations.

Voting of Proxies, page 20
24. Please note that if a solicitation is related to a merger, the staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). While we understand that in the present case, the vote is locked up, your disclosure indicates that you may solicit additional proxies after a postponement. Accordingly, discretionary authority cannot be used to adjourn a meeting as described in this section. We would consider an adjournment to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please revise your proxy card and disclosure accordingly.

Special Factors, page 21
Events Leading to the Proposal for and the Acceptance, page 22

25. Please expand your discussion of the reasons for the proposed merger in greater detail. As required by Item 1013(b) and (c) of Regulation M-A, your revised discussion should explain:

* the reasons for undertaking the merger in reasonable detail;

* why the board and filing persons recommended undertaking the merger at this particular time;

* whether any alternatives were considered and, if so, why such alternatives were rejected; and

* the reasons for structuring the proposed going-private transaction as a merger.

Note that your revised disclosure should provide reasonably-detailed explanations, not just conclusory statements. See Instruction 1 to
Item 1013 of Regulation M-A.

26. Please clarify the calendar dates of all discussions you reference in this section. For example, in the first paragraph provide the dates of the discussions that occurred in the "third and fourth quarters of fiscal 2004." Also, please clarify the circumstances surrounding the organization of Acquisition Co. in November 2003. Currently it is not clear from your disclosure what precipitated the formation of that entity. Your disclosure should:
* indicate when the group was formed;
* disclose who first proposed the possibility of going private and when this occurred;
* disclose the terms of the original November 2003 offer; and
* address the terms of each offer.
27. Please confirm that you have described all meetings, negotiations, contacts, etc., among board members, executive officers and management, the special committee and the acquisition group and revise to expand your discussion as necessary. You should identify the participants in, and the initiator of, each negotiation or contact, and include a discussion of the substance of all meetings to provide the reader with a sense of context for the events leading up to the proposal for the merger offer. For example, who first suggested the possibility of going private and how was it determined that the merger was the best means of accomplishing the stated goals?
Please revise as appropriate.
28. Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.
29. Discuss whether or not the Board or special committee solicited or received any third party offers.
30. We note your statement that the Special Committee engaged Ellenoff Grossman & Schole LLP to serve as independent counsel on December 17, 2003. As applicable, please include disclosure regarding the subsequent role of this law firm in the transaction.
31. Disclose the price established by the special committee and communicated to the Lombardi Group after the April 21, 2004 meeting.
32. Please place the various events in chronological order. For example, we note from the bottom of page 24 your explanation for why the Maschler Group, in February 2004, initially contacted the company.
33. Furthermore, please disclose the dates or range of dates over which the "subsequent series of discussions" took place between Michael Lombardi and Matthew Maschler after the initial contact in February 2004. Also disclose the date on which the two parties agreed to the conditions surrounding the Maschler Group joining the
Lombardi Group as Continuing Stockholders, and discuss whether that was a written or oral agreement.
34. We note that you retained Houlihan Lokey on January 30, 2004, that Houlihan Lokey advised the Special Committee in May 2004 that it could opine favorably as to the fairness of the consideration offered, and that on December 16, 2004 Houlihan Lokey subsequently updated its analysis and provided the Special Committee with a written opinion. Please confirm that you have summarized all presentations or discussions with the financial advisor, or reports issued, as required by Item 9 of Schedule 13E-3 and Item 1015(b)(6)
of Regulation M-A. In addition, please explain the reason(s) for the substantial delay between the special committee`s recommendation and the Board`s approval of the transaction. You should discuss any meeting, discussions or negotiations that occurred in the intervening period.


Recommendation of the Special Committee and the Board, page 25
35. Each filing person must state whether it reasonably believes that
the transaction is both substantively and procedurally fair or unfair
to unaffiliated security holders and why. See Item 1014(a) of Regulation M-A. Your current disclosure only addresses the Board`s view of the fairness of the transaction.  Please amend the
disclosure
to include statements by each of the filing persons regarding the substantive and procedural fairness of the transaction to unaffiliated security holders. Please also discuss the factors that the special committee and each filing person`s fairness
determination
is based upon, as required by Item 1014(b) of Regulation M-A. See Answer to Question 20 of Release No. 34-17719.
36. To the extent any filing party is relying on the analysis of Houlihan Lokey or any other filing party to satisfy its Item 1014 requirements, it must specifically adopt the analysis as its own. Refer to Item 1014(b) of Regulation M-A and See Answer to Question 20
of  Release No. 34-17719 and revise as appropriate.
37. Your discussion of factors considered by the Board is overly vague. Instruction 3 to Item 1014 of Regulation M-A discourages the use of conclusory statements when discussing the factors considered by the Board and the special committee in reaching a fairness determination. Instead of simply listing or identifying the factors the Board considered, you must summarize its analysis of each factor.
Your revised discussion of the factors considered should show whether each factor favored or detracted from the conclusion that the merger was fair to unaffiliated shareholders.

38. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise each filing person`s fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. For example, we note that the Board does not appear to address the factors listed in Instruction 2(iv) - (vi) and
(viii).
If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No.
34-17719.
39. Revise the fairness discussion to disclose why the board reached the conclusion that the transaction is procedurally fair absent the procedural safeguard of Item 1014(c) of Regulation M-A. Given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the Board`s and special committee`s belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to
Answer to Question 21 of Release No. 34-17719 for additional guidance.

40. Instruction 3 to Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of both the benefits and detriments of the going private transaction to the issuer, its affiliates and unaffiliated security holders. Please revise to include such a discussion. As required by the instruction, the benefits and detriments of the going private transaction must be quantified to the extent practicable. Conclusory statements should be avoided. See Instruction 1 to Item 1013(d) of Regulation M-A.

Opinion of Houlihan Lokey, page 28
41. Supplementally provide us with copies of all non-public materials that Houlihan Lokey prepared in support of its fairness opinion and provided to the special committee, board or the filing persons. This includes all graphic depictions of the analyses conducted, board books, spread sheets, talking papers, drafts, summaries or outlines.
Any presentation, discussion, or report held with or presented by the advisor that is materially related to the transaction, whether oral or written, must be summarized in the proxy statement.

42. Please explain the criteria used by Houlihan Lokey in selecting the companies used in its comparable market multiple and merger methodology analyses. Your explanation should clarify why these transactions and companies were viewed as similar to the proposed merger and Canterbury.

43. Disclose all of the financial forecasts that management provided to Houlihan Lokey.
44. Please delete the disclosure in the fourth paragraph on page
28,
and in the second paragraph on page 34, that the summary of Houlihan
Lokey`s written opinion in the proxy statement is qualified in its entirety by reference to the full text of the written opinion.
45. Provide a summary of the instructions given to the advisor by the special committee or the Board regarding the preparation of its report.
46. Provide statement regarding the availability of the report for inspection and copying at the company`s principal executive offices.
47. Provide a statement indicating whether the advisor recommended the amount of consideration to be paid in the going private transaction.

Analysis, page 29
48. We note your statement that Houlihan Lokey performed a variety of financial and comparative analyses, "including those described in the summary of the analyses." Please note that Item 1015 requires you to summarize all of the procedures followed in rendering the opinion. Please revise to clarify that you have done so or revise as necessary.

Book Value Analysis, page 32
49. Please disclose the net book value per share and net tangible book value per share as of October 2004, and compare those values to the consideration offered in the merger, so that investors have a more complete understanding of the analysis performed.

Stock Ownership, page 37
50. Please revise footnote (d) to state that the Maschler Group is comprised of the Maschler brothers, not the Lombardi Brothers.

Restaurant Transactions between the Company and the Lombardi
Group,
page 39
51. Please clarify that "The lease" you refer to in the first sentence of the last paragraph on page 39 is the lease with Moore`s
Realty Associates for Moore`s Tavern and Restaurant, since it appears you have other leases with that entity, whose partners are members of the Lombardi family.

Federal Income Tax Consequences, page 48
52. Please delete the references to the discussion of material tax consequences as a "general discussion" in the first sentence of the introductory paragraph and "for general information only" in the last paragraph of this section on page 49.

Expenses of the Merger, page 50
53. Please disclose expenses related to the solicitation of proxies and fill in the blank information in your next amendment. See
Item
1007(c) of Regulation M-A.

Source of Funding, page 50
54. Briefly describe any plans or arrangements to finance or repay the loan, or, if no plans or arrangements have been made, so state.
Refer to Item 1007(d)(2) of Regulation M-A.

Incorporation by Reference, page 54
55. Please provide the information required by Item 14(c)(2) of
Schedule 14A regarding the company. We note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4, however, Form S-4 would permit you to incorporate the information required by Part C only if the company "meets the requirements for the use of Form S-3" within the meaning of General Instruction I.B.1 of Form S-3. See General Instruction C of Form S-4. Please advise or revise accordingly and ensure that all information required by Schedule 14A about the company is included in this proxy statement. We may have further comment.

Annex B

56. On the third page of its opinion letter, Houlihan Lokey states that it provided the opinion "solely" for the use of the Board and that it may not be relied upon by any other person without its consent. This limitation appears to limit reliance by investors on the opinion. We view this limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete this limitation or disclose the basis for the advisor`s belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

Other
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing

      As appropriate, please amend your Schedule 14A and Schedule 13E-3 in response to these comments, and mark the documents to reflect changes to the original documents. See Rule 310 in Regulation S-T. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on the financial statements and related disclosure to Kristine Shifflett at (202) 824-5089, or David Humphrey at (202) 942-1995. Direct any other questions to Messeret Nega at
(202) 942-1891 or Michael Pressman at (202) 942-1776, or in their absence to me at (202) 942-1965.



      					Regards,


						Sara Dunton
						Branch Chief

cc:	via facsimile
   Roger A. Tolins, Esq.
Tolins & Lowenfels
(212) 888-7706
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Chefs International, Inc.
Page 12




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE